Exhibit 99.1
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                          OPINION OF THE FISCAL COUNCIL
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                  OF TELE NORDESTE CELULAR PARTICIPACOES S.A.
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The Fiscal Council of TELE NORDESTE CELULAR PARTICIPACOES S.A. (the "Company"),
according to article 163, III of Law 6,404/76, in a meeting held on July 19, 2004, the agenda of which included the merger of the Company into TELE CELULAR SUL PARTICIPACOES S.A., to be published in a Material Fact Announcement; considering the provisions of the Brazilian Securities Commission Instruction no. 319 dated December 3, 1999, which provides for corporate reorganizations and also considering the explanation of the Company's management based on the opinion of auditors, consultants and outside advisors; and after the review of such reorganization transaction on the legal point of view and not having verified any modification that should be registered, the Fiscal Council recommends the approval of the merger, as well as of the acts necessary for its implementation, to the General Shareholders Meeting that will decide on the above mentioned merger.

                            Sao Paulo, July 19, 2004


 Antonio Audelino Correa Filho                        Celso Clemente Giacometti

   Josino de Almeida Fonseca                             Jose Carlos de Brito